Sub-Item 77D

On August 17, 2005, the JPMorgan Mid Cap Growth
Fund became the JPMorgan Growth Advantage Fund and
at that time the fund changed its investment objective and
policies so that it now invests primarily in securities across all market capitalizations, instead of investing primarily in mid-cap securities. The new objective and policies are
described in the Fund's prospectus dated August 17, 2005.